SEC

19008369

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8-53650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVINE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY, 36th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name – *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, LOUIS A ALMERINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVINE CAPITAL MARKETS LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 20 day of Feb., 2019

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

LAURA T. HERR
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50093637
My Commission Expires 11/8/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVINE CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

DIVINE CAPITAL MARKETS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2018

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Divine Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Divine Capital, LLC as of December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Divine Capital, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Divine Capital, LLC's management. Our responsibility is to express an opinion on Divine Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Divine Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Divine Capital, LLC's auditor since 2017.

Olathe, Kansas

February 27, 2019

DIVINE CAPITAL MARKETS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS	
Cash	$ 55,376
Deposit with clearing organization	100,000
Receivables from broker-dealers and clearing organizations	94,899
Investments not readily marketable	18,884
Due from related parties	204,355
Prepaid expenses	15,872
Total current assets	489,386
FURNITURE AND FIXTURES	
Furniture and fixtures, net of accumulated depreciation of $5,642	3,131
OTHER ASSETS	
Deposits and other assets	6,180
TOTAL ASSETS	$ 498,697

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses and other liabilities	$ 117,454
MEMBER'S EQUITY	381,243
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 498,697

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Divine Capital Markets LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 10, 2002. The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent market research, investment advisory services and investment banking. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company is organized in the state of New York and is a wholly-owned subsidiary of Divine Holdings LLC (the "Parent" and sole "Member").

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with accounting principles generally accepted in the United States of America and as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Fixtures

Furniture and Fixtures are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Allowance for Doubtful Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, management evaluates accounts receivable balances and establishes an allowance for doubtful accounts, based on history of past write-offs and collections. The Company considers all accounts receivable at December 31, 2018 to be fully collectible and, therefore, did not provide for an allowance for doubtful accounts.

3. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, broker-dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain cash collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

The Company maintains its cash accounts at one commercial bank. The cash balance in each financial institution is insured by the FDIC up to $250,000. There were no uninsured funds as of December 31, 2018.

4. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member LLC and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deductions and credits are combined with and included in the income tax returns of Divine Holdings LLC (the "Parent"). The Parent is subject to the New York City unincorporated business tax, and the Company is subject to the Nevada Modified Business Tax

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Under this guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2018.

The Company's information is included within its Parent's which files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2013.

5. FAIR VALUE MEASUREMENTS

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities in active markets which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2018, the Company owned investments in 64,134 common shares and 500,000 restricted common shares of InventaBioTech ("Inventa") that it considers Level 3 assets for fair value purposes. Although Inventa's common shares trade over-the-counter (ticker symbol INVB), market liquidity is limited; therefore, the shares were valued at a 50% discount to the closing price of the shares on December 31, 2018. The restricted common shares were valued at a nominal amount of $0.01 per share given both the limited market liquidity for freely tradable shares of INVB as well as the trading restrictions on the shares. These investments were purchased during 2018; the Company owned no investments in securities on January 1, 2018.

Carrying values of other non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short-term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2018.

6. RELATED PARTIES

The Company entered into an expense sharing agreement with Divine Asset Management LLC (an "Affiliate") on October 1, 2015. The Affiliate and the Company will share certain employees and related benefits and office expenses. As of December 31, 2018, the receivable from the Affiliate is $53,087, which is included in due from related parties on the statement of financial condition. In addition, the Company will occasionally pay certain expenses of the parent on behalf of the parent. As of December 31, 2018, the receivable from the Parent is $151,268 which is included in due from related parties in the statement of financial condition.

7. LEASE

Since December 2003 the Company has sub-leased its office space from an unrelated party. In July 2016, the lease was amended for less space at a monthly rental of $2,500 for a one-year period; in July 2017 the lease was extended for a monthly rental of $2,575 for a one-year period; and in July 2018 the least was extended for a monthly rental of $2,650 for a new one-year period.

8. FIXED ASSET

Furniture and fixtures, net at December 31, 2018 are summarized as follows:

Furniture and fixtures	$	8,772
Less: accumulated depreciation		5,641
	$	3,131

9. DEPOSIT WITH AND RECEIVABLES FROM CLEARING ORGRANIZATION

The Company clears its customer transactions though Wedbush Securities, Inc. a clearing organization that is independent of the Company. Receivables from the clearing organization consist primarily of net commissions from customer transactions for the month ended December 31, 2018. Receivables from the clearing organization as of December 31, 2018 were $94,899. This amount is included on the accompanying statement of financial condition.

The deposit with the clearing organization represents a deposit the Company is contractually obligated to maintain with the clearing organization. This deposit was $100,000 as of December 31, 2018.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company's net capital of $132,821 was $32,821 in excess of its minimum requirement of $100,000. The Company's aggregate indebtedness as a percentage of net capital was 88.43% at December 31, 2018.

11. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2018.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustment to or disclosure in its financial statements.